UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For May 3, 2018

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
 *-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20- F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
("Harmony" or the "Company")

GOLD MINING COMPANIES SETTLE SILICOSIS LITIGATION

Johannesburg, Thursday, 3 May 2018. It has been announced today that the Occupational Lung Disease Working Group - representing ourselves and African Rainbow Minerals, Anglo American SA, AngloGold Ashanti, Gold Fields and Sibanye-Stillwater have reached agreement with lawyers representing claimants in the silicosis class action litigation.

The full statement with detail of the settlement can be found at www.oldcollab.co.za.

The companies last year announced amounts that each has provided for as the estimated cost to them of the settlement based on actuarial assessments. These amounts total approximately R5 billion.

Harmony is pleased at the conclusion of these highly complex negotiations. As the Working Group statement indicates, the agreement is still subject to ratification by the High Court. Harmony looks forward to the successful conclusion of that process. Once that and certain other conditions precedent are concluded, it will be possible fully to withdraw the appeal in the Supreme Court of Appeal of the Johannesburg High Court’s class certification judgment delivered in May 2016.

Harmony welcomes the settlement which represents a fair outcome for claimants and a sustainable outcome for the companies.

Ends.

For more details contact:

Investors

Lauren Fourie
Investor Relations Manager
+27 (0)71 607 1498 (mobile)

or

Media

Sihle Maake

Group Communications Manager

+27 (0)83 722 5467 (mobile)

3 May 2018

Sponsor:

J.P. Morgan Equities South Africa Proprietary Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: May 3, 2018	By:	/s/ Frank Abbott
Name Frank Abbott
Title Financial Director